                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a- 16 OR 15d- 16 of

                       the Securities Exchange Act of 1934

For the month of JULY, 1996

                     VENTURE PACIFIC DEVELOPMENT CORPORATION
                 (Translation of registrant's name into English)

        Suite 1204 - 700 West Pender Street, Vancouver, British Columbia,
                                 CANADA V6C 1G8
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [ ]   No [X]

         [If "Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

                       [VENTURE PACIFIC GROUP LETTERHEAD]


                                 NEWS RELEASE


FOR IMMEDIATE RELEASE


June 21, 1996 -- Vancouver, British Columbia. -- The previously announced negotiations to acquire controlling interest in a company manufacturing an energy drink and bar, and proposed joint venture with Excelsior Casino Management Group Inc. has been terminated.

The Company's President and CEO announced today that the application for Nasdaq SmallCap Market has been executed and forwarded to Nasdaq for review.

The application for a development permit to develop an 80 room Travelodge Motor Inn with Royco Hotels Inc. of Calgary by The Hurley Lodge Inc. (a wholly owned subsidiary of the Company), is progressing favourably. Additional development of the site will include a gas bar/convenience store, family restaurant and retail space. Once completed, plans are to develop approximately 36-48 townhouse units on the balance of the site.

FOR FURTHER INFORMATION CONTACT: Ronald W. Downey at (604) 687-4588 or 1-(888) 260-8888 or by Fax at (604) 687-4905. Web site address: www.venpac.com. E-mail address: ronaldd@venpac.com.

On behalf of the Board of Directors


/s/  Ronald W. Downey
- ------------------------------------
Ronald W. Downey
President & C.E.O.


TRADING SYMBOLS: "VSE": VPV, "NNOTC": VEPDF

The Vancouver Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

[VANCOUVER STOCK EXCHANGE LETTERHEAD]



June 17, 1996

Page Fraser & Associates
Barristers & Solicitors
17th Floor, 1185 W. Georgia Street
Vancouver, BC
V6E 4E6

Attention: JEFFREY T.K. FRASER

Dear Sirs:

RE:      VENTURE PACIFIC DEVELOPMENT CORPORATION (THE "COMPANY') - #21335

We acknowledge receipt of your letter dated June 13, 1996 and confirm that we have accepted for filing the options to buy shares of the Company issued to the following Directors/Employees:

NAME                         NO. OF SHARES           PRICE
- ----                         -------------           -----
Jeffrey D. Berwick           75,000                  $1.02

The options are exercisable up to May 29, 1997.

We advise that the Company is required to ensure that its transfer agent complies with Policy 3.6, to inform the Exchange when any of the options are exercised in order that our records may be properly maintained.

It is the responsibility of the Company to determine the availability of the exemption(s) in the B.C. Securities Act used and to meet all legal requirements of the exemption(s). Also, shareholder approval to the grant of the options must be obtained prior to the exercise of options granted to insiders.



                                                                           .../2

Page Fraser & Associates
June 17, 1996
Page Two

Our receipt in the amount of $179.76 will follow under separate cover.

Yours truly,


/s/ David Ing
- -------------
David Ing
Analyst
Corporate Finance Services

DXI/sjs

cc: British Columbia Securities Commission
    Venture Pacific Development Corporation FAX: (604) 687-4905

THIS STOCK OPTION AGREEMENT made as of the 29th day of May, 1996.

BETWEEN:

              VENTURE PACIFIC DEVELOPMENT CORPORATION, a company duly incorporated under the laws of the Province of British Columbia, having its office at Suite 1204, 700 West Pender Street, Vancouver, British Columbia, V6C 1G8

              (hereinafter called the "Company")
                                                               OF THE FIRST PART

AND:

              JEFFREY D. BERWICK, Businessman, of Suite 15 - 2458 Pitt River Road, Port Coquitlam, British Columbia, V3C 6J7

              (hereinafter called the "Holder")
                                                              OF THE SECOND PART

WHEREAS:

A. The Holder is a director or senior officer of the Company or of its subsidiary (a "Director or Senior Officer"), or an employee of the Company, its subsidiary or a company providing management services to the Company (an "Employee").

B. The effective date of this Agreement and the date for reference shall be the 29th day of May, 1996.

NOW THEREFORE THIS AGREEMENT WITNESSETH as follows:

1. The Company hereby grants to the Holder upon the terms and conditions hereinafter contained, the sole and exclusive right and option for a period of one (1) year to purchase all or any part of Seventy-Five Thousand (75,000) shares of its capital as fully paid and non-assessable freely trading shares, exercisable up to and inclusive of the first anniversary of the effective date hereof, at a price of $1.02 per share (the "option shares"), the grant of such option being subject always to the provisions as to earlier termination as set out in paragraph 2 hereof.

2.    (a)     SAVE AND EXCEPT as hereinafter provided, in the event that the Holder becomes neither a Director or Senior Officer nor an Employee, all the rights granted to the Holder hereunder as to any of the option shares and with respect to which the Holder has not theretofore exercised the Holder's option to purchase shall forthwith cease and determine upon the expiry of a period of thirty (30) days next following the date upon which the Holder becomes neither a Director or Senior Officer nor an Employee;

      (b)     (i)   In the event of the death of the Holder during the term of the option granted to the Holder under this Agreement, the Holder's personal representatives shall be entitled to purchase all or any part of the option shares; PROVIDED
                    ALWAYS that the option is exercised and the payment is tendered within one (1) year of the date of death;

              (ii) SAVE AND EXCEPT as expressly provided in sub-clause (i) hereof, the option granted to the Holder shall cease and determine upon the Holder's death.

 3. If the Holder at any time and from time to time during the option period desires to purchase any of the option shares, the Holder may do so by giving notice to the Company at its Registered Office or Head Office within the time or times herein limited for exercise of the option and by tendering to the Company at its Registered Office or Head Office the Holder's certified cheque in favour of the Company in the full amount of the purchase price payable hereunder for such number of the shares comprised in the notice.

 4. The option granted under this Agreement is non-assignable and non-transferable.

 5.           Time shall be of the essence of this Agreement.

 6.   (a)     Save and except in the case of the issuance of additional shares of the Company for a consideration, in the case of any reclassification or reorganization of the capital of the Company or in the case of the merger or amalgamation of the Company with or into any other company, or if and whenever the shares of the Company are subdivided into a greater number or consolidated into a lesser number of shares, or in the event of any payment by the Company of a stock dividend, then as a condition of such reclassification or reorganization of capital, merger, amalgamation, subdivision, consolidation or payment of a stock dividend, this option shall be adjusted and lawful and adequate provision shall be made whereby the Holder hereof shall thereafter have the right to purchase and receive upon the basis and upon the terms and conditions specified in this Option Agreement and in lieu of the shares of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby, such shares of stock, securities or assets as may be issued or payable with respect to or in exchange for a number of outstanding shares equal to the number of shares of such stock immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby had such reclassification or reorganization of capital, merger, amalgamation, subdivision, consolidation or payment of a stock dividend not taken place, and in any such case appropriate provision shall be made with respect to the rights and interest of the Holder to the end that the provisions hereof (including without limitation provisions for adjustments of the option price and of the number of shares purchasable upon the conversion of this option) shall thereafter be applicable, as nearly as may be in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof.

      (b) The adjustments provided for in this section in the subscription rights pursuant to this option are cumulative.

      (c) If any question shall at any time arise with respect to any adjustments to be made under this Clause 6, such question shall be conclusively determined by the Company's auditor, or, if he declines to so act, any other chartered accountant in Vancouver, B.C. that the Company may designate and who shall have access to all appropriate records, and such determination shall be binding upon the Company and the Holder.

      (d) Nothing in this Clause 6 shall in any way extend the time within which this option may be exercised.

7 .           The Holder represents that he is a Director or Senior Officer, an
Employee or a Director or Senior Officer and an Employee or both.

8. The Holder represents that he has not been induced to enter into this Agreement by the expectation of employment or continued employment.

9. This Agreement and any amendments thereto are subject to their acceptance for filing by the Vancouver Stock Exchange.

10. The grant of the option herein contained shall be subject to its approval by the shareholders of the Company prior to the exercise of all or a portion of the option if the Holder is an "insider" of the Company, as that term is defined in the Securities Act (British Columbia) S.B.C. 1985, Ch. 83.

11. Any amendment to this Agreement shall be subject to its approval by the shareholders of the Company if the option granted herein, as originally constituted, was approved by the shareholders of the Company or if at the time of such amendment the Holder is an "insider" of the Company.

12. This Agreement shall enure to the benefit of the Holder and shall to the extent hereinbefore provided enure to the benefit of the Holder's heirs, executors and administrators.

              IN WITNESS WHEREOF the parties hereto have caused these presents to be executed as and from the day, month and year first above written.


THE COMMON SEAL of VENTURE                 )
PACIFIC DEVELOPMENT                        )
CORPORATION was hereto affixed in the      )
presence of:                               )
                                           )               c/s
/s/  Ronald W. Downey   President          )
- ---------------------------------          )
                                           )
                                           )
                                           )
                                           )
                                           )
                                           )
SIGNED, SEALED and DELIVERED by            )
JEFFREY D. BERWICK in the presence         )
of:                                        )
                                           )
                                           )
                                           )
                                           )
/s/ Theresa Nguyen                         )     /s/ JEFFREY D. BERWICK
- ---------------------------------          )     ---------------------------
Signature                                        JEFFREY D. BERWICK

380 E. 19th Ave.
- ---------------------------------
Address

Van, BC V5V 1J5
- ---------------------------------

Secretary
- ---------------------------------
Occupation

                      [PAGE FRASER & ASSOCIATES LETTERHEAD]



BY COURIER

June 19, 1996

B.C. Securities Commission
Suite 1100 - 865 Hornby St.
Vancouver, B.C.
V6Z 2H4

Attention: Exemptions and Orders

Dear Sirs:

Re: Venture Pacific Development Corporation (the "Company") - Incentive Stock Options

On behalf of the Company, I enclose, in respect of the captioned matter, the applicable Form 20 for filing with your Commission, together with Fee Checklist, and the Company's cheque in the amount of $100.

Yours very truly,

JEFFREY T.K. FRASER
LAW CORPORATION



Per: /s/ Jeffrey T.K. Fraser
     -----------------------
         Jeffrey T.K. Fraser

JTKF:lr
Enclosures
c.c.      VENTURE PACIFIC DEVELOPMENT CORPORATION
          Attention: Ronald W. Downey

This is the form required under section 139 of the Securities Rules or, where required, under an order issued under section 59 of the Securities Act.


                                     FORM 20

                                 SECURITIES ACT

                          REPORT OF EXEMPT DISTRIBUTION


Report of a distribution under section 55(2)(1) to (5), (8) to (10), (11)(i),
(14), (16)(i), (18) or (24) to (27) of the Securities Act, S.B.C. 1985, c.83
(the "Act") or section 128(a), (b), (c) or (e) to (h) of the Securities Rules, B.C. Reg. 479/95 (the "Rules"), or, where required, under an order issued under section 59 of the Act.

1. Name, address and telephone number of the issuer of the security distributed (the "Issuer"):

              VENTURE PACIFIC DEVELOPMENT CORPORATION
              Suite 1204 - 700 West Pender Street
              Vancouver, B. C.
              V6C 1G8
              Telephone: (604) 687-4588

2.       State whether the Issuer is an exchange issuer.

              The Issuer is an exchange issuer.

3. Description of the security (the "Security") and the number distributed:

              Incentive Stock Options to purchase up to 75,000 shares exercisable at $1.02 per share on or before May 29, 1997.

4.       Section of the Act or Rules under which the distribution was made:

              Section 55(2)(9) of the Act.

5.       Date of the distribution:

              June 17, 1996, being the date of regulatory approval of the grant of the Incentive Stock Options.

6. If the distribution was to 50 or fewer persons, complete clause (a) of this item. If the distribution was to more than 50 persons, circle clause (b) of this item.

         (a)     Full Name and Address        Number of Securi-      Purchase
                 of Purchasers                ties Purchased         Price
                 ---------------------        -----------------      --------
                 Jeffrey D. Berwick           Option to purchase     Nil
                 #15-2458 Pitt River Road     up to 75,000
                 Port Coquitlam, B.C.         shares at $1.02
                 V3C 6J7                      per share on or
                                              before May 29, 1997

         (b) The Issuer has prepared and certified a list comprising the information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

                 N/A

7. State the total proceeds derived in British Columbia by the Issuer from the distribution, i.e. the total value of the securities distributed to residents of British Columbia.

                 Nil, grant of incentive stock options.

8. State the name and address of any person acting as agent in connection with the distribution and the compensation paid or to be paid to such agent, including discounts, commissions or other fees or payments of a similar nature. If the compensation includes securities of the Issuer, note that a separate Form 20 may be required to be filed under section 139 of the Rules.

                 N/A

9. If the distribution was under section 128(a) of the Rules, state the number of different purchasers who acquired securities of the Issuer under that exemption during the 12 month period preceding the distribution.

                 N/A

10.      If the distribution was under section 128(h) of the Rules, state:

         (a) the number of different purchasers who acquired securities of the Issuer under that exemption during the 12 month period preceding the distribution, and

                  N/A

         (b) the total amount paid for securities of the Issuer issued under that exemption during the 12 month period preceding the distribution.

                  N/A

The undersigned hereby certifies that the statements made in this report are true and correct.


DATED at Vancouver, British Columbia this 19th day of June, 1996.


                             VENTURE PACIFIC DEVELOPMENT CORPORATION
                             Name of Issuer

                             Per: /s/ RONALD W. DOWNEY
                                  ---------------------------------------
                                  Signature of authorized signatory

                                  RONALD W. DOWNEY
                                  ---------------------------------------

                                  President
                                  ---------------------------------------
                                  Name and office of authorized signatory



IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE SECURITIES ACT THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

                     [VANCOUVER STOCK EXCHANGE LETTERHEAD]




February 1, 1996

Venture Pacific Development Corporation
1204 - 700 West Pender Street
Vancouver, BC
V6C 1G8

ATTENTION: RONALD M. DOWNEY, PRESIDENT

Dear Sirs:

RE:        COMPANY CLASSIFICATION CHANGE

This is to confirm that the Vancouver Stock Exchange has reviewed the following company, and pursuant to the requirements set forth under Listings Policy No. 1, the Company is now considered to be classified as shown below:

SYMBOL         COMPANY                        CLASSIFICATION             SECTION
VPV            Venture Pacific                Commercial/Industrial         1
                Development Corporation

Should you have any questions, please do not hesitate to contact the undersigned.

Yours truly,



/s/ Bonnie R. Holliday
Bonnie R. Holliday
Senior Board Co-ordinator
Corporate Finance Services


BRH/nl


cc:      British Columbia Securities Commission
         Attention: Corporate Finance Department

                                              SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  VENTURE PACIFIC DEVELOPMENT CORPORATION
                                      (Registrant)

Date: July 24, 1996               By: /s/ Ronald W. Downey
                                      -------------------------------------
                                      Ronald W. Downey
                                      President and Chief Executive Officer
                                      (Signature)*

*Print the name and title of the signing officer under his signature.